China Technology Development Corporation to Present at the Collins Stewart Fourth Annual
Growth Conference on July 8th, 2008

HONG KONG – June 19, 2008 - China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin-film technology, announced today that it will be attending and presenting at the Collins Stewart Fourth Annual Growth Conference. The conference is being held at the Mandarin Oriental Hotel in New York City.

Alan Li, Chief Executive Officer and Charlene Hua, Chief Financial Officer of CTDC will provide an overview of the Company’s current business strategy and its expansion in the thin-film solar sector during a presentation scheduled on July 8th, 2008.

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.